VALMONT                                              NEWS RELEASE

          FOR IMMEDIATE RELEASE: December 19, 1995

          CONTACT:  Brian Stanley - 402-359-6073  FAX: 402-359-2848


                        VALMONT ADOPTS STOCKHOLDER RIGHTS PLAN

               Valley, NE - Valmont Industries, Inc. (NASDAQ/NM - VALM) announced today that its Board of Directors adopted a Stockholder Rights Plan designed to protect stockholders from abusive takeover tactics and to preserve for stockholders the long-term value of Valmont. The Rights Plan has not been adopted in response to any effort to acquire control of Valmont and the Board of Directors is not aware of any such effort.

               Under the Stockholder Rights Plan, Valmont's Board today declared a dividend distribution of one right for each outstanding share of Valmont common stock. Upon becoming exercisable, each right would entitle its holder to buy one one-thousandth of a share of a new series of preferred stock at an exercise price of $100. The rights will become exercisable if a person or group (other than certain exempt persons) acquires 15% or more of Valmont's common stock or announces a tender offer for 15% or more of Valmont's common stock.

               Valmont can redeem the rights at $.01 each at anytime before a non-exempt person acquires 15% of Valmont's common stock. If such a person acquires 15% or more of Valmont's common stock, each right would enable a Valmont stockholder to acquire Valmont common stock having a market value of twice the right's exercise price, or in effect, at a 50% discount to the market price. If Valmont were acquired by a merger or similar transaction after such an event, each right would enable a Valmont stockholder to buy shares of the acquiring company having a market value of twice the right's exercise price, or in effect, at a 50% discount to the market price.

               The rights dividend distribution will be made on January 8, 1996 payable to stockholders of record on January 8, 1996. The rights will expire on December 19, 2005. The rights dividend distribution is not taxable to Valmont stockholders. The Rights Plan exempts ownership of Valmont common stock by Robert B.
          Daugherty and his related interests as long as such persons do not own more than 35% of Valmont's common stock. Mr. Daugherty currently owns approximately 27% of Valmont's outstanding common stock.

               Certificates representing the rights will not be issued at this time, and the rights will trade with, and will not be detachable from, Valmont's common stock until the rights become exercisable.













               Valmont is a global leader in designing and manufacturing engineered metal structures for use in various applications, including infrastructure development, communication, construction and industrial products. Valmont leads the world in mechanized agricultural irrigation systems, enhancing food production while conserving and protecting our natural water resources. Valmont also produces a broad range of energy-efficient lighting ballasts.



          Valmont Industries, Inc. * Post Office Box 358 * Valley, NE 68064